UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2014

KINDRED HEALTHCARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-14057	61-1323993
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

680 South Fourth Street

Louisville, Kentucky

(Address of principal executive offices)

40202-2412

(Zip Code)

Registrant’s telephone number, including area code: (502) 596-7300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On October 9, 2014, Kindred Healthcare, Inc. (“Kindred” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) among Gentiva Health Services, Inc. (“Gentiva”), Kindred and Kindred Healthcare Development 2, Inc. (“Merger Sub”), providing for the acquisition of Gentiva by Kindred. Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the board of directors of the respective parties, Merger Sub will be merged with and into Gentiva (the “Merger”), with Gentiva continuing as the surviving company in the Merger and a wholly owned subsidiary of Kindred.

At the effective time of the Merger, each share of common stock, par value $0.10 per share, of Gentiva (“Gentiva Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Kindred, Gentiva and their respective wholly owned subsidiaries (which will be cancelled) and shares that are owned by stockholders who have properly exercised and perfected a demand for appraisal rights under Delaware law), including each deferred share unit, will be converted into the right to receive (i) $14.50 in cash (the “Cash Consideration”), without interest and (ii) 0.257 shares of a validly issued, fully paid and nonassessable share of common stock, par value $0.25 per share, of Kindred (“Kindred Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

Each option to purchase Gentiva Common Stock (a “Gentiva Option”) that is outstanding immediately prior to the effective time of the Merger with a per share exercise price below the sum of (1) the value of the Stock Consideration (based on the average closing price per share of Kindred Common Stock for the 10 consecutive trading days prior to the closing date (the “Parent Closing Price”) and (2) the Cash Consideration that is or will become vested as a result of the Merger, will be cancelled and converted into the right to receive an amount in cash equal to the Cash Consideration plus the value of the Stock Consideration (based on the Parent Closing Price), less the exercise price, subject to withholding taxes. Each Gentiva Option that is outstanding immediately prior to the effective time of the Merger with a per share exercise price at or above the sum of the (1) value of the Stock Consideration (based on the Parent Closing Price) and (2) the Cash Consideration or that will not vest as a result of the Merger will be converted into an option to purchase a number of shares of Kindred Common Stock determined by multiplying the number of shares of Gentiva Common Stock subject to such Gentiva Option by a fraction, the numerator of which is the sum of (i) the product of the Stock Consideration multiplied by the Parent Closing Price and (ii) the Cash Consideration and the denominator of which is the Parent Closing Price. Each Gentiva performance cash award that will become vested as a result of the Merger will be accelerated and the recipient thereof will receive an amount in cash equal to the target amount of such cash award (unless such performance cash award provides for the accelerated vesting of such award at the maximum level, in which case the recipient thereof will receive an amount in cash equal to the maximum amount of such cash award), subject to withholding taxes. Each Gentiva performance cash award that will not vest as a result of the Merger will be converted into the right to receive a Kindred cash award, subject to the vesting conditions of such performance cash award prior to the effective time of the Merger. Each outstanding restricted share of Gentiva Common Stock that will vest as a result of the Merger and each outstanding Gentiva deferred share unit will receive Merger Consideration, subject to withholding taxes. Each outstanding restricted share of Gentiva Common Stock that will not vest as a result of the Merger will receive Merger Consideration in the form of a restricted Kindred cash award and restricted Kindred Common Stock, in each case subject to the vesting conditions of such restricted shares prior to the effective time of the Merger.

The Merger Agreement contains customary representations and warranties for a transaction of this type. The Merger Agreement also contains customary covenants, including, among others, covenants (i) providing for each of Kindred and Gentiva and their respective subsidiaries to conduct its business in the ordinary course consistent with past practice and not to take certain actions without the other’s consent and (ii) for each of the parties to use reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated. Additionally, the Merger Agreement provides for customary pre-closing covenants of Gentiva, including covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions, covenants to call and hold a meeting of Gentiva stockholders and a covenant to recommend that Gentiva’s stockholders adopt the Merger Agreement, subject to applicable fiduciary duties.

Consummation of the Merger is subject to various conditions, including, among others, adoption of the Merger Agreement by the requisite vote of Gentiva’s stockholders and certain other customary closing conditions.

The Merger Agreement also contains certain termination rights for Kindred and Gentiva (including if the Merger is not consummated by March 31, 2015) (the “End Date”)) and provides that upon termination of the Merger Agreement under specified circumstances, including, among others, following a change in recommendation of the Gentiva board of directors or Gentiva’s termination of the Merger Agreement to enter into a written definitive agreement for a “superior proposal,” Gentiva will be required to pay Kindred a termination fee of $32.5 million.

In connection with the Merger, Kindred has also obtained $1.7 billion in financing commitments pursuant to a Commitment Letter, dated as of October 9, 2014 (the “Commitment Letter”), among Kindred, Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC. These commitments, in addition to existing cash balances and borrowings under Kindred’s existing revolving credit facility, would be sufficient to finance the Cash Consideration to Gentiva stockholders and to refinance certain existing Gentiva debt. The Commitment Letter also provides for additional commitments to replace Kindred’s existing credit facilities, subject to certain conditions.

The foregoing descriptions of the Merger Agreement and the Commitment Letter do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and are incorporated by reference herein.

Each of the Merger Agreement and the Commitment Letter has been included to provide investors with information regarding its terms. Neither is intended to provide any other factual information about Kindred, Gentiva or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in each of the Merger Agreement and the Commitment Letter were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to such agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement or the Commitment Letter and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Commitment Letter, which subsequent information may or may not be fully reflected in Kindred’s public disclosures.

Voting Agreement

In connection with the parties’ entry into the Merger Agreement, Kindred entered into a Voting and Support Agreement, dated October 9, 2014 (the “Voting Agreement”), with each of the directors and executive officers of Gentiva as set forth on Schedule A of the Voting Agreement (the “Stockholders”), pursuant to which each Stockholder has agreed, among other things, to: (i) vote its beneficially owned shares of Gentiva Common Stock in favor of (a) the Merger, (b) any proposal to postpone or adjourn a meeting of Gentiva stockholders in the event there are not sufficient votes to adopt the Merger Agreement and (c) against any proposals for an alternative business combination transaction or which would be reasonably likely to prevent, materially impede or materially delay the Merger; and (ii) comply with certain restrictions on the disposition of such shares, in each case subject to the terms and conditions contained therein. The Voting Agreement will terminate with respect to any Stockholder upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement pursuant to and in compliance with its terms and (iii) the entry without the prior written consent of such Stockholder into any amendment or modification of the Merger Agreement, or any written waiver of Gentiva’s rights under the Merger Agreement, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration or an extension of the End Date or which is otherwise adverse to any of the Stockholders in any material respect.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement attached hereto as Exhibit 99.1, and is incorporated herein by reference.

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Forward-Looking Statements

Certain statements contained herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on the Company’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on the Company’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between the Company and Gentiva. In connection with the proposed merger, the Company intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about the Company and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as the Company’s other public filings with the SEC, may be obtained without charge at the Company’s website at www.kindredhealthcare.com.

Participants in Solicitation

The Company and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of October 9, 2014, among Gentiva Health Services, Inc., Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc.

10.1	Commitment Letter, dated as of October 9, 2014, among Kindred Healthcare, Inc., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A., and J.P. Morgan Securities LLC.

99.1	Voting and Support Agreement, dated as of October 9, 2014, by and among Kindred Healthcare, Inc. and the Stockholders party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kindred Healthcare, Inc.

October 14, 2014	By:	/s/ Joseph L. Landenwich
		Name:	Joseph L. Landenwich
		Title:	Co-General Counsel and Corporate Secretary